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SEC FILE NUMBER 0-32269

CUSIP NUMBER 769320 10 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☒  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☐  Form 10-Q     ☐  Form N-SAR

For Period Ended:         March 1, 2003

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Riverstone Networks, Inc.

Full Name of Registrant

Former Name if Applicable

5200 Great America Parkway

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On May 28, 2003, the registrant announced that it is delaying the filing of its Annual Report on Form 10-K for the fiscal year ended March 1, 2003, which is due on May 30, 2003. The registrant plans to file its Form 10-K as soon as practicable but does not currently expect that it will be filed on or before the 15th day following the required filing date as prescribed in Rule 12b-25.

As previously disclosed, the registrant has received a request from the Securities and Exchange Commission for the voluntary production of certain information in connection with the registrant’s accounting practices. The registrant is fully cooperating with the SEC’s request for information. The registrant is concurrently performing its own review of its accounting practices and is therefore deferring filing of its Form 10-K while the registrant’s review proceeds. The registrant intends to file its Form 10-K as soon as practicable.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant’s expectations as to the timing of filing its Form 10-K and the impact of the registrant’s accounting practices review on the registrant’s financial statements, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, changes in the scope and nature of the Commission’s inquiry and/or investigation, the results and effect of the registrant’s accounting practices review and its failure to file timely the Form 10-K, and the risks detailed from time to time in the registrant’s periodic reports filed under the Exchange Act, including its quarterly report on Form 10-Q for the period ended November 30, 2002. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Stanton (Name)	408 (Area Code)	878-6500 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

On March 27, 2003, the registrant issued a press release containing its unaudited condensed consolidated balance sheet as of March 1, 2003 and its statement of operations for the fiscal year then ended. As was disclosed in those financial statements, the registrant’s results of operations for the fiscal year ended March 1, 2003 changed significantly from its results of operations for the fiscal year ended March 2, 2002. The registrant’s revenues for fiscal year 2003 decreased significantly from its revenues for fiscal year 2002, from approximately $210.8 million to $69.6 million. The registrant’s net loss for the fiscal year ended March 1, 2003 was $142.4 million, or $1.16 per share, a significant increase from a net loss for the fiscal year ended March 2, 2002 of $30.7 million, or $0.27 per share. The registrant has recently begun its accounting practices review described in Part III above. Accordingly, the registrant does not know what impact, if any, the outcome of the review will have on its results of operations for the fiscal year ended March 1, 2003 as reported in the March 27, 2003 press release.

Riverstone Networks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2003	By:	/S/ ROBERT STANTON
Robert Stanton Chief Financial Officer